Exhibit 99.1

Uranium Royalty Announces Voting Results

and Appointment of Director

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – October 17, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that at its annual general and special meeting held on October 17, 2024 (the “Meeting” or “AGSM”), all nominees listed in its management information circular dated August 23, 2024 were elected as directors of the Company.

Each of the following five nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Percentage of Votes For	Percentage of Votes Withheld
Amir Adnani	83.17%	16.83%
Scott Melbye	83.32%	16.68%
Vina Patel	98.12%	1.88%
Neil Gregson	98.23%	1.77%
Donna Wichers	82.98%	17.02%

As a result, the board of directors of the Company (the “Board”) now consists of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and Donna Wichers. At the meeting of the Board which followed the AGSM, the following directors were appointed as members and respective chairs of the board committees for the ensuing year: (i) Audit Committee composed of Neil Gregson (Chair), Vina Patel and Donna Wichers; (ii) Compensation Committee composed of Vina Patel (Chair) and Neil Gregson; and (iii) Nominating and Corporate Governance Committee composed of Vina Patel (Chair), Neil Gregson and Donna Wichers. Amir Adnani was appointed as the Chairman of the Board and Vina Patel was appointed as the lead independent director for the Board.

Shareholders also approved (i) the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the Board to fix the auditor’s remuneration and (ii) certain amendments to the Company’s Long-Term Incentive Plan.

A total of 60,041,175 common shares of the Company were voted at the Meeting, representing 49.42% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR+ at www.sedarplus.ca.

New Director Appointment

The Company is pleased to announce the election of Donna Wichers as a new member of the Board.

Ms. Donna Wichers has over 40 years of experience in senior roles with in-situ recovery and conventional uranium mines in the USA, including past positions with mining subsidiaries of Uranium One Americas Inc. (now UEC Wyoming Corp.), Orano SA, Rio Algom, Arizona Public Service and Westinghouse, and has provided annual consulting services to the International Atomic Energy Commission since 2015. Ms. Wichers is a past member of the boards of directors of the National Mining Association, the Wyoming Mining Association and the Uranium Producers of America and is a past Chairman of the Society of Mining Engineers of American Institute of Mining, Metallurgical, and Petroleum Engineers, Incorporated (AIME), Wyoming Mining and Metals Section. Ms. Wichers holds a Master of Science in Water Resources and a Bachelor of Science with Honors in Microbiology, both from the University of Wyoming.

The Company believes Ms. Wichers is qualified to serve on its Board because of her extensive experience in the mining industry and as a board member of various entities.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.